Exhibit 77(d)

Policies With Respect to Securities Investments

On March 3, 2011, ING International Core Fund was allowed to invest in derivatives, including futures, options, swaps, and forward contracts for hedging purposes to reduce risk, such as interest rate risk, currency risk and price risk.